November 15, 2018

TSX: SAM

STARCORE ANNOUNCES

2nd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) announces production results for the second quarter of fiscal 2019, ended October 31, 2018, at its San Martin Mine (“San Martin”) in Queretaro, Mexico and the Altiplano Gold Silver Processing Facility (“Altiplano”) in Matehuala, Mexico.

“We are happy with the steady improvement in production over the past year” reported Salvador Garcia, Chief Operating Officer of the company. “The focus continues to be moving inferred resources to the proven and probable category and improving operational culture at our principal asset, the San Martin mine”.

San Martin Production	Q2 2019	Q1 2019	Q/Q Change	Q2 YTD 2019	Q2 YTD 2018	Y/Y Change
Ore Milled(Tonnes)	81,419	77,423	5%	158,842	132,146	20%
Gold Equivalent Ounces	4,050	4,268	-5%	8,317	6,626	26%
Gold Grade (Grams/Tonne)	1.4	1.5	-7%	1.45	1.76	-18%
Silver Grade(Grams/Tonne)	43.49	48.97	-11%	46.12	13.09	252%
Gold Recovery (%)	86.9	88.1	-1%	87.50	83.3	5%
Silver Recovery (%)	58.7	59.6	-2%	59.10	52.3	13%
Gold:Silver Ratio	82.43:1	78.7:1		80.32	75.18

Altiplano Production

During Q2, management determined that the capital requirements of the Altiplano facility for inventory and operations, despite improving cash flow to a small profit in the prior quarter, did not justify the continuation of these operations. The operations were placed on a maintenance status in the quarter and remaining inventories were processed and sold accordingly. Management is currently assessing the best use of the assets of Altiplano and is considering sale of the facility.

During Q2, Altiplano processed and sold the production from 229 tonnes of concentrate inventory consisting of 385 ounces of gold and 17,958 ounces of silver.

Salvador Garcia, P. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

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About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE

Telephone: (604) 602-4935 x 205
Toll Free: 1-866-602-4935
Email: readie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.